UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

First BanCorp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

318672102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Principal Fund V (Delaware), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person PN

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Principal Fund V (Delaware), L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP I, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital I, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons OCM Holdings I, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Holdings, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Group, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,267,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,267,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,267,689
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person OO

(1)	Solely in its capacities as the managing member of Oaktree Holdings, LLC and the sole stockholder of Oaktree Holdings, Inc.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,051,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,051,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,051,733
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person OO

(1)	Solely in its capacities as the manager of Oaktree Capital Group, LLC and the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree FF Investment Fund AIF (Delaware), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund AIF Series, L.P. — Series I (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree FF Investment Fund AIF (Delaware), L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP AIF, LLC (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Fund AIF Series, L.P. — Series I.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Fund GP III, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP AIF, LLC.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree AIF Investments, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP III, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree AIF Holdings, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Group Holdings, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,725,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,725,892
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,725,892
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the controlling shareholder of Oaktree AIF Holdings, Inc.

CUSIP No. 318672102

1.	Names of Reporting Persons OCM FIE, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 58,152
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 58,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,152
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Holdings, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 58,152
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 58,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,152
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 318672102

1.	Names of Reporting Persons Oaktree Capital Management, L.P. (1)
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 58,152
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 58,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,152
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1% percent
14.	Type of Reporting Person PN

(1)	Solely in its capacity as the managing member of OCM FIE, LLC

CUSIP No. 318672102	Schedule 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by Oaktree Principal Fund V (Delaware), L.P., Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, Oaktree FF Investment Fund AIF (Delaware), L.P., Oaktree Fund AIF Series, L.P. — Series I, Oaktree Fund GP AIF, LLC, Oaktree Fund GP III, L.P., Oaktree AIF Investments, L.P. and Oaktree AIF Holdings, Inc., on October 17, 2011 (the “Original 13D,” and as amended, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth below. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Items 2(a)-(c) & (f) of the Schedule 13D are amended and restated to read as follows:

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1) Oaktree Principal Fund V (Delaware), L.P., a Delaware limited partnership (the “PF V Fund”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

(2) Oaktree Fund GP, LLC, a Delaware limited liability company (“Oaktree Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds, including the PF V Fund;

(3) Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree Fund GP I”), whose principal business is (i) to serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds, including Oaktree Fund GP, or (ii) to act as the sole shareholder of certain controlling entities of certain investments funds;

(4) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree Fund GP and (ii) hold limited partnership interests in Oaktree Fund GP I;

(5) OCM Holdings I, LLC, a Delaware limited liability company (“Oaktree Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I;

(6) Oaktree Holdings, LLC, a Delaware limited liability company (“Oaktree Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Oaktree Holdings I;

(7) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity for each of the general partner and investment advisor of certain investment funds and separately managed accounts.

(8) Oaktree FF Investment Fund AIF (Delaware), L.P., a Delaware limited partnership (the “AIF Fund” and, together with the PF V Fund, the “Investors”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

CUSIP No. 318672102	Schedule 13D

(9) Oaktree Fund AIF Series, L.P. — Series I, a Delaware limited partnership (“Oaktree AIF”), whose principal business is to serve as, and perform the functions of, the general partner of the AIF Fund;

(10) Oaktree Fund GP AIF, LLC, a Delaware limited liability company (“Oaktree GP AIF”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree AIF;

(11) Oaktree Fund GP III, L.P., a Delaware limited partnership (“Oaktree GP III”), whose principal business is to (i) serve as, and perform the functions of, the sole member of Oaktree GP AIF and (ii) to hold limited partnership interests of AIF Series;

(12) Oaktree AIF Investments, L.P., a Delaware limited partnership (“Oaktree AIF Investments”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree GP III;

(13) Oaktree AIF Holdings, Inc., a Delaware corporation (“Oaktree AIF Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree AIF Investments;

(14) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests and other interests in each of the general partner and investment advisor of certain investment funds and separately managed accounts.

(15) OCM FIE, LLC, a Delaware limited liability company (“FIE”), whose principal business is to serve as, and perform the functions of, the general partner, manager or managing member of certain special purpose vehicles and to act as a holding company of economic interests in various issuers.

(16) Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”), whose principal business is to provide investment advisory services to investment funds and accounts.

(17) Oaktree Holdings, Inc., a Delaware corporation (“Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons (as defined below) and to hold limited partnership interests in such entities.

(18) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP,” and together with PF V Fund, Oaktree Fund GP, Oaktree Fund GP I, Oaktree Capital I, Oaktree Holdings I, Oaktree Holdings, FIE, OCM, Holdings, OCG, OCGH, AIF Fund, Oaktree AIF, Oaktree GP AIF, Oaktree GP III, Oaktree AIF Investments and Oaktree AIF Holdings, collectively, the “Reporting Persons”), whose principal business is to (i) serve as, and perform the functions of, the general partner of OCGH and (ii) serve as, and perform the functions of, the manager of OCG.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

CUSIP No. 318672102	Schedule 13D

The principal business address of each Reporting Person and each Covered Person is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraphs.

On August 7, 2017, the PF V Fund sold 8,273,000 shares of Common Stock of the Issuer and the AIF Fund sold 1,727,000 shares of Common Stock of the Issuer (the “Sale”) pursuant to an underwritten public offering discussed in the Prospectus Supplement dated August 2, 2017 to the Prospectus dated February 29, 2016, which forms a part of the registration statement on Form S-3 (File No. 333-209516) filed by the Issuer with the Securities and Exchange Commission for registration of the offering and sale of Common Stock of the Issuer, pursuant to the Underwriting Agreement, dated as of August 2, 2017 (the “Underwriting Agreement”), among Goldman Sachs & Co. LLC (the “Underwriter”), the Issuer and the selling stockholders named therein (the “Selling Stockholders”).

After giving effect to the Sale, the PF V Fund is the direct beneficial owner of 8,267,689 shares of Common Stock of the Issuer and the AIF Fund is the direct beneficial owner of 1,725,892 shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are amended and restated to read as follows:

(a)-(b)

As of the date hereof, (i) the Investors own an aggregate of 9,993,581 shares of Common Stock of the Issuer, of which 8,267,689 shares of such Common Stock are owned directly by the PF V Fund, constituting approximately 3.8% of the issued and outstanding shares of the Common Stock of the Issuer, and 1,725,892 shares of such Common Stock are owned directly by the AIF Fund, constituting less than 1.0% of the issued and outstanding shares of the Common Stock of the Issuer, and (ii) FIE directly owns 58,152 shares of Common Stock of the Issuer, which, together with the shares of Common Stock owned by the Investors, constitute approximately 4.7% of the issued and outstanding Common Stock of the Issuer.

Oaktree Fund GP, in its capacity as the general partner of the PF V Fund, has the ability to direct the management of the business of each of the PF V Fund and FIE, including the power to vote and dispose of securities held by the PF V Fund; therefore, Oaktree Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the PF V Fund.

Oaktree Fund GP I, in its capacity as the managing member of Oaktree Fund GP, has the ability to direct the management of Oaktree Fund GP’s business, including the power to direct the decisions of Oaktree Fund GP regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Fund GP I may be deemed to beneficially own the shares of Common Stock of the Issuer held by the PF V Fund.

CUSIP No. 318672102	Schedule 13D

Oaktree Capital I, in its capacity as the general partner of Oaktree Fund GP I, has the ability to direct the management of Oaktree Fund GP I’s business, including the power to direct the decisions of Oaktree Fund GP I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the PF V Fund and FIE.

Oaktree Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the PF V Fund.

Oaktree Holdings, in its capacity as the managing member of Oaktree Holdings I, has the ability to direct the management of Oaktree Holding I’s business, including the power to direct the decisions of Oaktree Holdings I regarding the vote and disposition of securities held by the PF V Fund; therefore, Oaktree Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the PF V Fund.

OCG, in its capacity as the managing member of Oaktree Holdings, has the ability to direct the management of Oaktree Holdings’ business, including the power to direct the decisions of Oaktree Holdings regarding the vote and disposition of securities held by the PF V Fund, and OCG, in its capacity as the sole stockholder of Holdings, has the ability to appoint and remove directors of Holdings and, as such, may indirectly control the decisions of Holdings regarding the voting and disposition of securities held by FIE; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the PF V Fund and FIE.

Oaktree AIF, in its capacity as the general partner of the AIF Fund, has the ability to direct the management of the AIF Fund’s business, including the power to vote and dispose of securities held by the AIF Fund; therefore, Oaktree Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree GP AIF, in its capacity as the general partner of Oaktree AIF, has the ability to direct the management of Oaktree AIF’s business, including the power to direct the decisions of Oaktree AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP AIF may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree GP III, in its capacity as the sole member Oaktree GP AIF, has the ability to direct the management of Oaktree GP AIF’s business, including the power to direct the decisions of Oaktree GP AIF regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree GP III may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

Oaktree AIF Investments, in its capacity as the general partner of Oaktree GP III, has the ability to direct the management of Oaktree GP III’s business, including the power to direct the decisions of Oaktree GP III regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Investments may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

CUSIP No. 318672102	Schedule 13D

Oaktree AIF Holdings, in its capacity as the general partner of Oaktree AIF Investments, has the ability to direct the management of Oaktree AIF Investments’ business, including the power to direct the decisions of Oaktree AIF Investments regarding the vote and disposition of securities held by the AIF Fund; therefore, Oaktree AIF Holdings may be deemed to beneficially own the shares of Common Stock of the Issuer held by the AIF Fund.

OCGH, in its capacity as the controlling shareholder of Oaktree AIF Holdings, has the ability to appoint and remove directors of Oaktree AIF Holdings and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the AIF Fund.

Holdings, in its capacity as the general partner of OCM, has the ability to direct the management of OCM’s business, including the power to direct the decisions of OCM regarding the voting and disposition of securities held by FIE; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by FIE.

OCM, in its capacity as the managing member of FIE, has the ability to direct the management of FIE’s business, including the power to direct the decisions of FIE regarding the vote and disposition of securities held by FIE; therefore, OCM may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by FIE.

OCGH GP, in its capacity as (i) the manager of OCG, has the ability to direct the management of OCG’s business, including the power to direct the decisions of OCG regarding the vote and disposition of the securities held by the PF V Fund and FIE, and (ii) the general partner of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the AIF Fund; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock of the Issuer held by the PF V Fund, FIE and the AIF Fund.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power, the sole power to direct the vote and disposition or the sole power to direct the vote of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D, except to the extent of such person’s pecuniary interest in shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Investors.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock of the Issuer; provided, however, that because of each Covered Person’s status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

CUSIP No. 318672102	Schedule 13D

All ownership percentages of the securities reported in this Schedule 13D are based upon 215,991,652 shares of Common Stock of the Issuer outstanding as of August 1, 2017, as represented by the Issuer on August 2, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following paragraphs.

Underwriting Agreement

On August 2, 2017, the Investors entered into the Underwriting Agreement with the Underwriter, the Issuer and the other Selling Stockholders for the sale by the Selling Stockholders to the Underwriter of an aggregate of 20,000,000 shares of Common Stock of the Issuer and, at the election of the Underwriter, up to an additional 3,000,000 shares of Common Stock of the Issuer to cover over-allotments.

Pursuant to the Underwriting Agreement, the Issuer and the Selling Stockholders have agreed, subject to certain exceptions, not to sell, pledge or otherwise dispose of or hedge any of their shares of Common Stock of the Issuer or any securities convertible into or exchangeable for shares of Common Stock of the Issuer during the period from the date of the Underwriting Agreement continuing through the date that is 40 days after the date of the Underwriting Agreement or such earlier date as the Underwriter consent to in writing.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement filed herewith as Exhibit 2.

Item 6.	Material to be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Underwriting Agreement, dated as of August 2, 2017, among Goldman Sachs & Co. LLC, First BanCorp. and the selling stockholders named therein (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by First BanCorp. with the Securities and Exchange Commission on August 4, 2017).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2017

OAKTREE PRINCIPAL FUND V (DELAWARE), L.P.
By:	Oaktree Fund GP, LLC, its general partner
By:	Oaktree Fund GP I, L.P., its managing member

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory
OAKTREE FUND GP, LLC
By:	Oaktree Fund GP I, L.P., its managing member

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory
OAKTREE FUND GP I, L.P.
By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory
OAKTREE CAPITAL I, L.P.
By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President

[Signature Pages — Schedule 13D — Oaktree]

OCM HOLDINGS I, LLC

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President
OAKTREE HOLDINGS, LLC

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President

OAKTREE FF INVESTMENT FUND AIF (DELAWARE), L.P.
By:	Oaktree Fund AIF Series, L.P. — Series I, its general partner
By:	Oaktree Fund GP AIF, LLC, its general partner
By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE FUND AIF SERIES, L.P. — SERIES I
By:	Oaktree Fund GP AIF, LLC, its general partner
By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory
OAKTREE FUND GP AIF, LLC
By:	Oaktree Fund GP III, L.P., its managing member

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory
OAKTREE FUND GP III, L.P.

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE AIF INVESTMENTS, L.P.
By:	Oaktree AIF Holdings, Inc., its general partner

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President
OAKTREE AIF HOLDINGS, INC.

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President
OAKTREE CAPITAL GROUP HOLDINGS, L.P.
By:	Oaktree Capital Group Holdings GP, LLC,
its general partner

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President
OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President
OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President
OAKTREE HOLDINGS, INC.

By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Vice President

[Signature Pages — Schedule 13D — Oaktree]

OCM FIE, LLC
By:	/s/ Brian Price
	Name:	Brian Price
	Title:	Authorized Signatory

[Signature Pages — Schedule 13D — Oaktree]

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

Daniel Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

Daniel Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP.

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Larry W. Keele	Retired

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. There are no executive officers and directors appointed at Oaktree Holdings, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. The name and principal occupation of each of the executive officers of Oaktree Capital I, L.P. are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P. There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

Oaktree Fund GP, LLC

Oaktree Fund GP I, L.P. is the general partner of Oaktree Fund GP, LLC. There are no executive officers or directors appointed at Oaktree Fund GP, LLC.

Oaktree Principal Fund V (Delaware), L.P.

Oaktree Fund GP, LLC is the general partner of Oaktree Principal Fund V (Delaware), L.P., which is a Delaware limited partnership. There are no executive officers or directors appointed at Oaktree Principal Fund V (Delaware), L.P.

Oaktree FF Investment Fund AIF (Delaware), L.P.

Oaktree Fund AIF Series, L.P. — Series I is the general partner of Oaktree FF Investment Fund AIF (Delaware), L.P., which is a Delaware limited partnership. There are no executive officers or directors appointed at Oaktree FF Investment Fund AIF (Delaware), L.P.

Oaktree Fund AIF Series, L.P. — Series I

Oaktree Fund GP AIF, LLC is the general partner of Oaktree Fund AIF Series, L.P. — Series I, which is a Delaware limited partnership. There are no executive officers or directors appointed at Oaktree Fund AIF Series, L.P. — Series I.

Oaktree Fund GP AIF, LLC

Oaktree Fund GP III, L.P. is the sole member of Oaktree Fund GP AIF, LLC, which is a Delaware limited liability company. There are no executive officers or directors appointed at Oaktree Fund GP AIF, LLC.

Oaktree Fund GP III, L.P.

Oaktree AIF Investments, L.P. is the general partner of Oaktree Fund GP III, L.P., which is a Delaware limited partnership. There are no executive officers or directors appointed at Oaktree AIF Investments, L.P.

Oaktree AIF Investments, L.P.

Oaktree AIF Holdings, Inc. is the general partner of Oaktree AIF Investments, L.P., which is a Delaware limited partnership. There are no executive officers or directors appointed at Oaktree AIF Investments, L.P.

Oaktree AIF Holdings, Inc.

Oaktree AIF Holdings, Inc. is a Delaware corporation. The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

Oaktree Holdings, Inc. is a Delaware corporation. The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman of the Board of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

Daniel Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P. is a Delaware limited partnership. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

OCM FIE, LLC

OCM FIE, LLC is a Delaware limited liability company. The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P.